File No. 82-5215

㊅松井証券
Matsui Securities Co.,Ltd.

RECEIVED
2008 DEC 15 A 6: 22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 10, 2008

[redacted]

08006246

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Quarterly Securities Report including Financial Statements under Japanese GAAP for the Six Months Ended September 30, 2008
2. Notice Regarding the Completion of Acquisition of Own Shares

If you have any further questions or requests for additional information please do not hesitate to contact Yoshiaki KATO at 011-813-5216-0653 (telephone), 011-813-5216-8639 (facsimile) or y-kato@matsui.co.jp (E-mail).

PROCESSED
DEC 17 2008
THOMSON REUTERS

Very truly yours,

Matsui Securities Co., Ltd.

By ____________________
Name: Shinichi UZAWA
Title: Director, General Manager of Finance Department

File No. 82-5215

October 31, 2008
Matsui Securities Co., Ltd.
Michio MATSUI: CEO, the representative Director
Contact: Akira WARITA: Director, General manager of Marketing Department

Notice Regarding the Completion of Acquisition of Own Shares

(Acquisition of own shares in accordance with Articles of Incorporation set forth based on Article 165, Paragraph 2 of Corporation Law)

TOKYO, October 31, 2008 – Matsui Securities Co., Ltd. ("the Company") announces that it has acquired its own shares in accordance with Article 156 of the Corporation Law applicable pursuant to Article 165, paragraph 3 of the said Law, and it has completed the acquisition of its own shares resolved at the meeting of the Board of Directors held on July 31, 2008.

1) Type of shares acquired:	Shares of common stock of the Company
2) Total number of shares acquired:	12,500,000 shares
3) Total cost of acquisition:	9,451,648,100 yen
4) Method of acquisition:	Purchased on the Tokyo Stock Exchange
5) Period of acquisition:	From August 1, 2008 to October 31, 2008

(Reference)

Matters resolved at the meeting of the Board of Directors held on July 31, 2008

1) Type of shares to be acquired:	Shares of common stock of the Company
2) Total number of shares to be acquired:	Up to 12,500,000 shares (4.64% of shares issued and outstanding)
3) Total cost of acquisition:	Up to 10 billion yen
4) Period of acquisition:	From August 1, 2008 to October 31, 2008

File No. 82-5215

(Summary translation)

Quarterly Securities Report Including Financial Statements Under Japanese GAAP For the Six Months Ended September 30, 2008

Matsui Securities Co., Ltd.
1-4, Kojimachi, Chiyoda-ku, Tokyo, Japan

Filed with the Director of the Kanto Local Finance Bureau
On November 13, 2008

1 Information on the Company

Part 1 Company Financial Outlook

1 Major Business Indices

Consolidated Business Indices

		Six months Ended September 30, 2008	Three months Ended September 30, 2008	Year Ended March 31, 2008
Operating revenues	(Millions of Yen)	15,022	6,985	39,915
Net operating revenues	(Millions of Yen)	13,789	6,371	36,689
Ordinary income	(Millions of Yen)	6,539	2,808	20,744
Net income	(Millions of Yen)	3,923	1,677	12,781
Net assets	(Millions of Yen)	—	68,671	81,044
Total assets	(Millions of Yen)	—	518,499	513,369
Net assets per share	(Yen)	—	263.33	301.03
Earnings per share	(Yen)	14.71	6.35	47.48
Fully diluted earnings per share	(Yen)	13.07	5.64	42.43
Equity ratio	(%)	—	13.2	15.8
Cash flows from operating activities	(Millions of Yen)	40,141	—	127,957
Cash flows from investing activities	(Millions of Yen)	(823)	—	(77)
Cash flows from financing activities	(Millions of Yen)	(25,355)	—	(154,736)
Cash and cash equivalents at end of period	(Millions of Yen)	—	62,944	48,981
Number of employees		—	112	109

2 Company's Business

There have not been significant changes in the business of the Company's group in the three months ended September 30, 2008. There have not been significant changes in the business of the Company's major affiliates for the three months ended September 30, 2008 either.

3 Affiliated Companies

There have not been changes in the composition of the affiliate companies in the three months ended September 30, 2008.

4 Employees

(1) Consolidated basis

The Company and its consolidated subsidiaries employ 112 employees (This number includes five employees on maternity leave and other types of leave) and 202 temporary employees.

(2) Stand-alone basis

The Company employs 111 employees (This number includes five employees on maternity leave and other types of leave) and 199 temporary employees.

Part 2 Business Outlook of the Company

1 Significant Contracts for the Company's Business

There have not been significant contracts made in the three months ended September 30, 2008.

2 Analysis of Financial Position and Operating Results

Translation omitted.

Part 3 Equipment

1 Major Equipment

There have not been significant changes in the Company's equipment in the three months ended September 30, 2008.

2 Plans for Equipment Purchase or Disposal

There have not been significant changes nor completion of the plans during the three months ended September 30, 2008 to purchase or dispose equipment as of June 30, 2008.

There have not been any significant plans newly introduced in the three months ended September 30, 2008.

Part 4 Corporate Profiles

1 Number of Shares

(1) Total Number of Shares

Number of Shares Authorized	
Common Stock	1,050,000,000 shares
Total	1,050,000,000 shares

	Number of Shares Outstanding		Stock Exchange(s) Listed at
	As of September 30, 2008 (End of the quarterly period)	As of November 13, 2008 (Date of filing this Report)	
Common Stock	269,260,202 shares	269,260,202 shares	Tokyo Stock Exchange (First Section)
Total	269,260,202 shares	269,260,202 shares	—

Note: The number of shares outstanding as of November 13, 2008 does not include those shares issued as a result of the exercise of new-share purchase rights in the period from November 1, 2008 to November 13, 2008.

(2) New-Share Purchase Rights

(i) New-share purchase rights

Special resolution from general shareholders' meeting (June 16, 2002)	
	As of September 30, 2008
Number of new-share purchase rights	15
Number of new-share purchase rights held by the Company	—
Shares on which the new-share purchase rights will be exercised	Common Stock
Number of shares to be issued by the new-share purchase rights	4,500
Total value of payment	Total: 2,515,500 Yen (559 Yen per share)
Period of exercise of rights	From July 15, 2005 to July 14, 2010
Price of issuance and value to be capitalized as common stock	Price of Issuance: 559 Yen Value to be capitalized as common stock: 280 Yen
Conditions of exercise	※Note
Restrictions on assignment of rights	Assignments of rights require the approval by the board of directors.
Alternative payment on the exercise of the rights	—
Grant of rights due to corporate reorganization	—

Note: (1) Person granted with new-share purchase right must be in the position of directors, auditors, or employees of the Company or its subsidiaries at the time of the exercise of the rights. The exemption of this is the case where the persons have retired from directors, auditors or employees of the Company or its subsidiaries by the expiration of their term or reaching their retiring age.

(2) In case where the holder of the right deceases, its heir is entitled to exercise the rights.

(3) Disposition of the rights including pawning is to be denied.

(4) Other conditions are provided in the stock option contracts.

Special resolution from general shareholders' meeting (June 27, 2004)	
	As of September 30, 2008
Number of new-share purchase rights	1,580
Number of new-share purchase rights held by the Company	—
Shares on which the new-share purchase rights will be exercised	Common Stock
Number of shares to be issued by the new-share purchase rights	474,000
Total value of payment	Total: 576,858,000 Yen (1,217 Yen per share)
Period of exercise of rights	From July 15, 2006 to July 14, 2009
Price of issuance and value to be capitalized as common stock	Price of Issuance: 1,217 Yen Value to be capitalized as common stock: 609 Yen
Conditions of exercise	※Note
Restrictions on assignment of rights	Assignments of rights require the approval by the board of directors.
Alternative payment on the exercise of the rights	—
Grant of rights due to corporate reorganization	—

Note: (1) Person granted with new-share purchase right must be in the position of directors, auditors, or employees of the Company or its subsidiaries at the time of the exercise of the rights. The exemption of this is 1) the case where the persons have retired from directors, auditors or employees of the Company or its subsidiaries by the expiration of their term or reaching their retiring age and 2) the case where the persons have reasonable conditions.

(2) In case where the holder of the right deceases, its heir is entitled to exercise the rights.

(3) Disposition of the rights including pawning is to be denied.

(4) Other conditions are determined by the resolution of the board of directors.

(ii) Bonds with new-share purchase rights

Zero Coupon Convertible Bond due 2011 (Issued on November 17, 2003)	
	As of September 30, 2008
Number of new-share purchase rights	19,900
Number of new-share purchase rights held by the Company	—
Shares on which the new-share purchase rights will be exercised	Common Stock
Number of shares to be issued by the new-share purchase rights	33,459,436
Total value of payment	39,800,000,000 Yen (2 million yen per one new-share purchase right 1,189.5 Yen per share)
Period of exercise of rights	From December 1, 2003 to March 17, 2011
Price of issuance and value to be capitalized as common stocks	Price of Issuance: 1,189.5 Yen Value to be capitalized as common stock: 595 Yen
Conditions of exercise	New-share purchase rights of each bond cannot be exercised partially.
Restrictions on assignment of rights	The new-share purchase rights can not be assigned separately from the bonds.
Alternative payment on the exercise of the rights	The amount equivalent to the bonds issued is to be treated as the fulfillment of the payment on the exercise of the rights.
Grant of rights due to corporate reorganization	—
Outstanding balance of bonds with new-share purchase rights (Millions of yen)	39,800

(3) Rights Plan

No relevant items

(4) Total Number of Shares Outstanding and Capital Stock

	Shares Outstanding (Number of Shares)		Capital Stock (Millions of Yen)		Additional Paid in Capital (Millions of Yen)		Note
	Change	Shares outstanding	Change	Outstanding balance	Change	Outstanding balance	
From July 1, 2008 to September 30, 2008	3,000	269,260,202	1	11,944	1	9,792	Exercise of New-share purchase rights

(5) Principal Shareholders

(As of September 30, 2008)

Name	Address	Shares in possession (Thousands of shares)	Percentage of shares in possession to the total shares outstanding (%)
Chizuko Matsui	Bunkyo-ku, Tokyo, Japan	69,700	25.89
Michio Matsui	Bunkyo-ku, Tokyo, Japan	31,864	11.83
Shokosha Ltd.	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	24,391	9.06
Maruroku Ltd.	2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan	10,692	3.97
Goldman Sachs International (Standing proxy: Goldman Sachs Japan Ltd.)	133 FLEET STREET LONDON EC4A 2BB, U.K (Ropponngi-hills, Mori-tower 6-10-1, Roppongi, Minato-ku, Tokyo, Japan)	7,294	2.71
Japan Trustee Services Bank, Ltd. (Trust account)	1-8-11, Harumi, Chuo-ku, Tokyo, Japan	6,658	2.47
The Master Trust Bank of Japan, Ltd. (Trust account)	2-11-3, Hamamatsucho, Minato-ku, Tokyo, Japan	5,926	2.20
Japan Trustee Services Bank, Ltd. (Trust account 4G)	1-8-11, Harumi, Chuo-ku, Tokyo, Japan	4,442	1.65
Michitaro Matsui	Bunkyo-ku, Tokyo, Japan	4,390	1.63
Chiaki Matsui	Bunkyo-ku, Tokyo, Japan	4,390	1.63
Yuma Matsui	Bunkyo-ku, Tokyo, Japan	4,390	1.63
Total	—	174,137	64.67

Note

(1) 8,483 thousands of treasury stock (3.15%) are not included above.

(2) Because the Company was not able to verify the number of shares held by Japan Trustee Services Bank, Ltd. (Trust account), The Master Trust Bank of Japan, Ltd. (Trust account), and Japan Trustee Services Bank, Ltd. (Trust account 4G) for their trustee businesses, the Company does not show these numbers.

(3) The Company received an "Amendment Report on the Report as to Acquisition of Large Proportion of Shares," which was dated July 7, 2008 and filed by Fidelity Investments Japan Limited and one another company, reporting that they jointly held our shares as of June 30, 2008 as follows. However, we have not been able to verify the number of shares they held as of the end of this quarterly period.

Name	Address	Shares held (Thousands of shares)	Percentage of shares held to the total shares outstanding (%)
Fidelity Investments Japan Limited	Shiroyama Trust Tower, 4-3-1, Toranomon, Minato-ku, Tokyo, Japan	6,496	2.41
FMR LLC	82 Devonshire Street, Boston, Massachusetts 02109, USA	4,996	1.86

(6) Voting Rights

(i) Outstanding shares

(As of September 30, 2008)

	Number of shares	Number of voting rights
Shares without voting rights	—	—
Shares with limited voting rights (Treasury stock)	—	—
Shares with limited voting rights (Other than treasury stock)	—	—
Shares with full voting rights (Treasury stock)	(Treasury stock) Common stock 8,483,300	—
Shares with full voting rights (Other than treasury stock)	Common stock 260,763,600	2,607,251
Odd lot shares (1 lot = 100 shares)	Common stock 13,302	—
Total number of shares outstanding	269,260,202	—
Total number of voting rights	—	2,607,251

Note:

1. 1,000 shares under the title of Japan Securities Depositary Center Inc. and 37,500 shares of securities bought by customers using money loaned from the Company's own fund are included in "Shares with full voting rights (Other than treasury stock)." 10 voting rights under the title of Japan Securities Depositary Center Inc. and 375 voting rights of securities bought by customers using money loaned from the Company's own fund are not included in "Shares with full voting rights (Other than treasury stock)".
2. 45 treasury stock are included in odd-lot shares.

(ii) Treasury Stock

(As of September 30, 2008)

Name of shareholders	Address	Treasury stock held under the Company's own name	Treasury stock held under others' name	Total Number of shares	Percentage of shares to the total number of outstanding shares (%)
(Treasury stock held by the Company) Matsui Securities Co., Ltd.	1-4, Kojimachi, Chiyoda-ku, Tokyo, Japan	8,483,300	—	8,483,300	3.15
Total	—	8,483,300	—	8,483,300	3.15

2 Share Price

Monthly Highest and Lowest Prices for the six months ended September 30, 2008		April 2008	May 2008	June 2008	July 2008	August 2008	September 2008
	Highest (Yen)	745	834	830	796	883	835
	Lowest (Yen)	537	695	633	588	732	692

Note: The highest and lowest prices are quoted in the 1st section of the Tokyo Stock Exchange.

3 Executives

Followings are the changes in the executive titles after June 23, 2008 when the Company filed its Annual Securities report for the year ended March 31, 2008;

Change of directors' title

New title	Former title	Name	Date of change
Director, General Manager of Customer Support Center	Director, General Manager of Customer Support Department	Ayumi Sato	August 1, 2008
Director, General Manager of RTGS Operation Department and Director in charge of Marketing Department (In charge of Business Development Unit)	Director, General Manager of RTGS Operation Department and Director in charge of Business Development Department	Takashi Moribe	August 1, 2008
Director, General Manager of Marketing Department (In charge of CS Planning Unit and Corporate Services Unit)	Director, General Manager of Corporate Services Department	Akihiro Ichimura	August 1, 2008
Director, General Manager of System Department	Director, General Manager of System Department and Director in charge of System Management Department	Kunihiko Sato	August 1, 2008
Director, General manager of Marketing Department (In charge of Marketing Planning Unit)	Director in charge of Marketing Department	Akira Warita	August 1, 2008
Director, General Manager of Finance Department	Director, General Manager of Finance Department	Shinichi Uzawa	August 1, 2008

4 Operations of Business

(1) Commissions

(Millions of Yen)

	Item	Stocks	Bonds	Beneficiary Certificates	Others	Total
Three months ended September 30, 2008	Brokerage commissions	3,819	—	27	20	3,865
	Underwriting and selling commissions	1	—	—	—	1
	Subscription and distribution commissions	0	—	—	—	0
	Others	140	—	3	444	587
	Total	3,960	—	30	463	4,453

(2) Net Gain on Trading

(Millions of Yen)

	Three months ended September 30, 2008		
	Realized gain and loss	Evaluation gain and loss	Total
Net gain on trading of stocks	(0)	-	(0)
Net gain on trading of bonds and others	1	(0)	1
Bonds	—	—	—
Others	1	(0)	1
Total	1	(0)	1

(3) Operations of Securities Trading

[1] Trading of securities excluding futures

i)Stocks

(Millions of Yen)

	Brokerage	Proprietary trading	Total
Three months ended September 30, 2008	2,957,874	7,569	2,965,443

(Margin Trading)

(Millions of Yen)

	Brokerage	Proprietary trading	Total
Three months ended September 30, 2008	1,889,357	—	1,889,357

ii)Bonds

(Millions of Yen)

	Brokerage	Proprietary trading	Total
Three months ended September 30, 2008	—	—	—

iii)Beneficiary Certificates

(Millions of Yen)

	Brokerage	Proprietary trading	Total
Three months ended September 30, 2008	25,198	80	25,278

iv) Others

(Millions of Yen)

	New-share purchase rights	Commercial paper	Others	Total
Three months ended September 30, 2008	—	—	2,809	2,809

※"Others" are covered warrants

(Brokerage trading)

(Millions of Yen)

	New-share purchase rights	Commercial paper	Others	Total
Three months ended September 30, 2008	—	—	2,809	2,809

※"Others" are covered warrants

[2] Futures Trading

i)Stock-based

(Millions of Yen)

	Futures trading		Option trading		Total
	Brokerage	Proprietary trading	Brokerage	Proprietary trading	
Three months ended September 30, 2008	8,567,235	—	12,355,542	—	20,922,778

ii)Bond-based

(Millions of Yen)

	Futures trading		Option trading		Total
	Brokerage	Proprietary trading	Brokerage	Proprietary trading	
Three months ended September 30, 2008	—	—	—	—	—

[3] Underwriting and selling, Subscription and distribution, and Private offering

i)Stocks

(Millions of Yen)

	Underwriting	Selling	Subscription	Distribution	Private offerings
Three months ended September 30, 2008	134	12	2	—	—

ii)Bonds

(Millions of Yen)

	Item	Underwriting	Selling	Subscription	Distribution	Private offerings
Three months ended September 30, 2008	Government Bonds	—	—	—	—	—
	Municipal Bonds	—	—	—	—	—
	Special Bonds	—	—	—	—	—
	Corporate Bonds	—	—	—	—	—
	Foreign Bonds	—	—	—	—	—
	Total	—	—	—	—	—

iii)Beneficiary certificates

(Millions of Yen)

	Underwriting	Selling	Subscription	Distribution	Private offerings
Three months ended September 30, 2008	—	—	208	—	—

iv)Others

(Millions of Yen)

	Products	Underwriting	Selling	Subscription	Distribution	Private offerings
Three months ended September 30, 2008	Commercial Paper	—	—	—	—	—
	Foreign certificates	—	—	—	—	—
	Others	—	—	—	—	—

(4) Capital Adequacy Ratio

(Millions of Yen)

		As of September 30, 2008
Tier I Capital	①	68,598
Tier II Capital	Net unrealized gain on investment	—
	Statutory reserves	3,745
	Allowance for doubtful accounts	234
	Long-term Subordinated debts	—
	Short-term Subordinated debts	—
	Total ②	3,980
Assets to be deducted from equity capital	③	7,656
Equity capital after deduction	① + ② - ③ (A)	64,921
Risk	Market risk	3
	Counterparty risk	4,737
	Basic risk	3,938
	Total (B)	8,679
Capital adequacy ratio	(A) / (B)×100	747.9%

Note: Values are rounded down to the nearest million yen.

Part 5 Financial Status

1 Presentation of Quarterly Consolidated Financial Statements

Pursuant to Article 61 and 82 of the "Regulations of Quarterly Consolidated Financial Statements" (Cabinet Office Ordinance No. 64, 2007), the quarterly consolidated financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance concerning Financial Instruments Business" (Cabinet Office Ordinance No. 52, 2007) and the "Uniform Accounting Standards of Securities Business" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974) along with the "Regulations of Quarterly Consolidated Financial Statements".

2 Audit Report

The quarterly consolidated financial statements for the three months ended September 30, 2008 (From July 1, 2008 to September 30, 2008) and for the six months ended September 30, 2008 (From April 1, 2008 to September 30, 2008) were reviewed by PricewaterhouseCoopers Aarata in accordance with the Article 193-2-1 of Financial Instruments and Exchange Law.

Notice to readers:

The accompanying quarterly consolidated financial statements were prepared in accordance with the provision set forth in the Corporation Law of Japan and the Financial Instruments and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different from International Financial Reporting Standards in the certain aspects of application and disclosure requirements.

The quarterly consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries or jurisdictions other than Japan.

1 Quarterly Consolidated Financial Statements

[1] Quarterly Consolidated Balance Sheets

(Millions of Yen)

	September 30, 2008	March 31, 2008
Assets		
Current Assets		
Cash and bank deposits	13,241	22,978
Cash segregated as deposits	236,012	208,012
Cash in trust	69,946	41,503
Trading assets:	3,267	3,059
Trading securities and others	0	—
Derivatives	3,267	3,059
Net receivables arising from pre-settlement date trades	—	1
Margin account assets:	168,424	207,232
Loans receivable from customers	162,856	203,823
Cash deposited as collateral for securities borrowed from securities finance companies	5,568	3,408
Receivables on collateralized securities transactions:	1,810	708
Cash deposits collateral for securities borrowed	1,810	708
Receivables from customers and others	85	65
Short-term guarantee deposits	11,642	15,349
Others	7,008	7,501
Allowance for doubtful accounts	(234)	(279)
Total current assets	511,201	506,129
Fixed assets		
Tangible fixed assets	※1 923	※1 965
Intangible assets	3,472	3,291
Software	3,458	3,274
Others	14	16
Investments and others	2,902	2,984
Investment securities	335	343
Others	3,489	3,845
Allowance for doubtful accounts	(922)	(1,204)
Total fixed assets	7,297	7,240
Total assets	518,499	513,369

	September 30, 2008	March 31, 2008
Liabilities		
Current liabilities		
Trading liabilities:	566	175
Derivatives	566	175
Net payables arising from pre-settlement date trades	465	—
Margin account liabilities:	37,503	29,720
Loans from securities finance companies	※2 9,483	※2 5,679
Proceeds of securities sold on customers' account	28,020	24,041
Payables on collateralized securities transactions:	12,692	22,278
Cash deposits as collateral for securities loaned	12,692	22,278
Deposits received	124,091	119,965
Guarantee money received	150,916	128,036
Suspense account for undelivered securities	0	16
Short-term borrowings	35,032	36,050
Bonds due within one year	40,000	20,000
Accrued income taxes	2,421	4,761
Accrued bonuses	68	136
Others	2,255	2,435
Total current liabilities	406,010	363,572
Long-term liabilities		
Bonds	—	20,000
Convertible bonds	39,800	39,800
Long-term borrowings	68	5,000
Reserve for retirement bonuses for directors and auditors	204	206
Others	0	0
Total long-term liabilities	40,073	65,006
Statutory reserves		
Reserve for securities transactions	—	3,746
Reserve for financial products transaction liabilities	3,746	—
Total statutory reserves	3,746	3,746
Total liabilities	449,828	432,324

	September 30, 2008	March 31, 2008
Net assets		
Shareholders' equity		
Common stock	11,944	11,942
Capital surplus	9,792	9,790
Earned surplus	53,838	59,337
Treasury stock	(6,898)	(22)
Total shareholders' equity	68,675	81,046
Valuation and translation adjustments		
Net unrealized gain (loss) on investment securities, net of taxes	(4)	(2)
Total valuation and translation adjustments	(4)	(2)
Total net assets	68,671	81,044
Total liabilities and net assets	518,499	513,369

[2] Quarterly Consolidated Statements of Income
Six months ended September 30, 2008

(Millions of Yen)

		Six months ended September 30, 2008
Operating revenues		
Commissions		9,815
Brokerage commissions		8,741
Underwriting and selling commissions		1
Subscription and distribution commissions		0
Others		1,073
Net gain (loss) on trading		3
Interest and dividend income		5,204
Total operating revenues		15,022
Interest expenses		1,233
Net operating revenues		13,789
Selling, general and administrative expenses		
Transaction related expenses		2,077
Employees' compensation and benefits	※1	1,067
Occupancy and rental		239
Data processing and office supplies		3,141
Depreciation		607
Duties and taxes other than income taxes		95
Others		76
Total selling, general and administrative expenses		7,303
Operating income		6,487
Non-operating income		
Dividend income		51
Others		12
Total non-operating income		63
Non-operating expenses		
Others		11
Total non-operating expenses		11
Ordinary income		6,539
Special profits		
Reversal of allowance for doubtful accounts		70
Total Special profits		70
Income before income taxes		6,609
Income taxes - current		2,397
Income taxes - deferred		289
Income taxes		2,686
Net income		3,923

Three months ended September 30, 2008

(From July 1, 2008 to September 30, 2008)

(Millions of Yen)

	Three months ended September 30, 2008
Operating revenues	
Commissions	4,453
Brokerage commissions	3,865
Underwriting and selling commissions	1
Subscription and distribution commissions	0
Others	587
Net gain (loss) on trading	1
Interest and dividend income	2,531
Total operating revenues	6,985
Interest expenses	614
Net operating revenues	6,371
Selling, general and administrative expenses	
Transaction related expenses	1,009
Employees' compensation and benefits	※1 521
Occupancy and rental	120
Data processing and office supplies	1,548
Depreciation	316
Duties and taxes other than income taxes	34
Allowance for doubtful accounts	(15)
Others	31
Total selling, general and administrative expenses	3,565
Operating income	2,807
Non-operating income	
Dividend income	1
Others	9
Total non-operating income	11
Non-operating expenses	
Others	9
Total non-operating expenses	9
Ordinary income	2,808
Special profits	
Reversal of allowance for doubtful accounts	70
Total Special profits	70
Income before income taxes	2,878
Income taxes - current	1,220
Income taxes - deferred	(19)
Income taxes	1,202
Net income	1,677

[3] Quarterly Consolidated Statements of Cash Flows

(Millions of Yen)

		Six months ended September 30, 2008
Cash flows from operating activities		
Income before income taxes		6,609
Depreciation and amortization		607
Net change in allowance for doubtful accounts		(327)
Net change in accrued bonuses		(68)
Interest and dividend income		(5,215)
Interest expenses		1,201
Net change in cash segregated as deposits		(28,000)
Net change in cash in trust		(1,600)
Net change in trading assets and liabilities		182
Net change in net receivables and payables arising from pre-settlement date trades		466
Net change in margin assets and liabilities		46,591
Net change in receivables on collateralized securities transactions		(1,102)
Net change in deposits received and receivables from customers and others		4,106
Net change in payables on collateralized securities transactions		(9,585)
Net change in guarantee money received		22,879
Net change in short-term guarantee deposits		3,707
Others		392
Sub total		40,845
Interest and dividend received		5,215
Interest paid		(1,214)
Income taxes paid		(4,705)
Net cash flows from operating activities		40,141
Cash flows from investing activities		
Payments for purchases of property and equipment		(0)
Payments for purchases of intangible assets		(824)
Others		1
Net cash flows from investing activities		(823)
Cash flows from financing activities		
Net change in short-term borrowings		(5,500)
Proceeds from long-term borrowings		100
Repayments of long-term borrowings		(550)
Proceeds from issuance of shares on the exercise of new-share purchase rights		3
Payments for purchase of treasury stock		(0)
Dividends paid		(9,390)
Payments made to trust account for purchase of treasury stock		(10,018)
Net cash flows from financing activities		(25,355)
Translation difference of cash and cash equivalent		0
Net change in cash and cash equivalent		13,963
Cash and cash equivalents at beginning of period		48,981
Cash and cash equivalents at end of period	※1	62,944

Changes in Significant Accounting Policies for the Quarterly Consolidated Financial Statements

Six months ended September 30, 2008
Financing lease transactions other than those where title of the property is transferred to lessee have been accounted for as ordinary lease transactions for the year ended March 31, 2008 and previous years. From this first quarterly period, the Company accounts for these transactions as purchasing transactions according to "Accounting Standard on Lease Transactions (Accounting Standard No.13, revised on March 30, 2007. Originally implemented on June 17, 1993 by the Meeting No.1 of Accounting Standard Board)" and "Guideline for the Application of Accounting Standard on Lease Transactions (Guideline for the Application of Accounting Standard No.16, revised on March 30, 2007, Originally implemented on January 18, 1994 by the Accounting System Committee, the Japanese Institute of Certified Public Accountants)". The impact of the change above on operating income, ordinary income and net income is immaterial. Those transactions which started on and before March 31, 2008 are accounted for according to the previous rules.

Adoption of the simplified accounting policies for preparation of the quarterly consolidated financial statements

(Six months ended September 30, 2008)

No relevant items.

Adoption of the typical accounting procedures for preparation of the quarterly consolidated financial statements

(Six months ended September 30, 2008)

No relevant items.

Additional Information

Six months ended September 30, 2008
Reserve for Securities Transactions which was accounted for as of March 31, 2008 according to the Article 51 of the former Securities Exchange Law based on the Article 40 of the supplementary provision of the Financial Instruments and Exchange Law has been changed into Reserve for Financial Products Transaction Liabilities according to the Article 46-5 of the Financial Instruments and Exchange Law.

Notes to Quarterly Consolidated Financial Statements

Notes to Quarterly Consolidated Balance Sheet

Six months ended September 30, 2008	Year ended March 31, 2008
※1 Accumulated depreciation deducted from tangible fixed assets is as follows. 664 Million Yen	※1 Accumulated depreciation deducted from tangible fixed assets is as follows. 622 Million Yen
※2 Assets collateralized: None of the assets is collateralized.	※2 Assets collateralized: None of the assets is collateralized.
Note: The securities bought by customers using money loaned from the Company's own fund, of which fair value amounted to 1,697 million yen are collateralized for the loans from securities finance companies. 7,557 million yen of the guarantee securities received from customers are collateralized for loans from securities finance companies.	Note: The securities bought by customers using money loaned from the Company's own fund, of which fair value amounted to 2,256 million yen are collateralized for the loans from securities finance companies. 9,199 million yen of the guarantee securities received from customers are collateralized for loans from securities finance companies.
3 Fair value of securities received and deposited are as follows.	3 Fair value of securities received and deposited are as follows.

(1) Securities deposited (Millions of Yen)

	Six months ended September 30, 2008	Year ended March 31, 2008
① Securities lent for customers' short positions in margin trading	26,487	24,502
② Collateralized securities for loans from securities finance companies	8,907	5,513
③ Securities loaned out in securities loaned vs. cash transactions	13,207	29,610
④ Long-term guarantee securities deposited	3,950	6,391
⑤ Securities pledged as collateral for short-term guarantee	8,710	9,010

(2) Securities received (Millions of Yen)

	Six months ended September 30, 2008	Year ended March 31, 2008
① Securities received for customers' long positions in margin trading	114,950	157,640
② Securities borrowed from securities finance companies	5,408	3,407
③ Securities received in securities borrowed vs. cash transactions	1,714	678
④ Guarantee securities received from customers	233,705	274,464
⑤ Securities received from customers as collateral for short-term guarantee	2,396	2,529

Notes to Quarterly Consolidated Statements of Income

Six months ended September 30, 2008

Six months ended September 30, 2008
※1 Employees' compensation and benefit reported in the quarterly consolidated statements of income include 68 million yen of accrued bonuses.

Three months ended September 30, 2008

Three months ended September 30, 2008
※1 Employees' compensation and benefit reported in the quarterly consolidated statements of income include 34 million yen of accrued bonuses.

Notes to Quarterly Consolidated Statements of Cash Flows

Six months ended September 30, 2008
※1 The reconciliation between cash and cash equivalents and the balance of cash in hand and at banks presented in the quarterly consolidated balance sheet is as follows.

	(Millions of Yen)
Cash and bank deposits	13,241
Cash in trust	69,946
Cash in trust which is held to segregate guarantee money	(17,100)
Cash in trust account for purchase of treasury stocks	(3,143)
Cash and cash equivalents	62,944

Notes Concerning Net Assets

(As of September 30, 2008 and Six months ended September 30, 2008)

1. Outstanding shares

(Number of shares)

Type of share	Number of shares as of September 30, 2008
Common stock	269,260,202

2. Treasury stock

(Number of shares)

Type of shares	Number of shares as of September 30, 2008
Common stock	8,483,345

3. New-share purchase rights

   No relevant items.

4. Dividends

   (1) Dividend payment

Date of resolution	Ordinary General Meeting of Shareholders held on June 22, 2008
Type of Shares	Common stock
Amount of dividend payment	9,423 million yen
Dividends per share	35.00 yen
Date of record for dividends	March 31, 2008
Effective date	June 23, 2008
Source of dividends	Earned surplus

   (2) Dividends for which effective date is after the September 30, 2008

   No relevant items

5. Significant changes in net assets

In accordance with the resolution passed at the board of directors meeting of the Company held on July 31, 2008, the Company made share repurchases during the fiscal half-year period ended September 30, 2008. Consequently, treasury stock has increased by 6,875 million Yen (Net assets have decreased), and the outstanding amount of treasury stock as of September 30, 2008 is 6,898 million Yen. Subsequent to September 30, 2008, the Company acquired an additional 2,576 million Yen of its own shares during October 1, 2008 to November 13, 2008.

Dividend payment are shown in "4. Dividends".

Notes to Lease Transactions

Finance lease transactions which started on and before March 31, 2008 are accounted for according to the previous rules. There have not been significant changes during three months ended September 30, 2008, compared to fiscal year ended March 31, 2008.

Notes to Securities

There have not been significant change in securities during six months ended September 30, 2008, compared to fiscal year ended March 31, 2008.

Notes to Derivative Transactions

There have not been any significant derivative transactions in the three months ended September 30, 2008.

Notes to Stock Options

No relevant items.

Segment Information

(Three/Six months ended September 30, 2008)

Information relating to operations in different industries is omitted as the Company and its consolidated subsidiary operate predominately in investment and financing service industry. The Company's primary business activities include brokerage, underwriting and distribution and trading of securities, and over 90% of the revenue or operating income of the Company and its consolidated subsidiary are related to the investment and financing services industry.

Information relating to geographic area and export sales has been omitted, as the Company and its consolidated subsidiary do not have overseas branch nor earns overseas revenue.

Per Share Information

1. Net assets per share

Six months ended September 30, 2008		Year ended March 31, 2008	
Net assets per share	263.33 Yen	Net assets per share	301.03 Yen

Note: Calculation basis of net assets per share information is as follows:

Items	Six months ended September 30, 2008	Year ended March 31, 2008
Total net assets on the balance sheets (Millions of Yen)	68,671	81,044
Net assets attributed to common stock (Millions of Yen)	68,671	81,044
Breakdown of difference (Millions of Yen)	—	—
Number of common stock outstanding (Thousands of shares)	269,260	269,254
Number of common stock held in treasury (Thousands of shares)	8,483	32
Number of common stock included in the calculation of net assets per share (Thousands of shares)	260,777	269,222

2. Earnings per share and fully diluted earnings per share

Six months ended September 30, 2008

Six months ended September 30, 2008	
Earnings/share	14.71 Yen
Fully diluted earnings/share	13.07 Yen

Note: Calculation basis of Earnings per share and fully diluted earnings per share information is as follows;

Items	Six months ended September 30,2008
Net income on the statements of income (Millions of Yen)	3,923
Net income attributed to common stock (Millions of Yen)	3,923
Net income not attributed to common stock (Millions of Yen)	—
Average number of common stock outstanding (Thousands of shares)	266,649
Increase of common stock considered in the calculation of fully diluted earnings per share (Thousands of shares)	33,462
Significant changes in the residual securities which are not considered in the calculation of fully diluted earnings per share	—

Three months ended September 30, 2008

Three months ended September 30, 2008	
Earnings/share	6.35 Yen
Fully diluted earnings/share	5.64 Yen

Note: Calculation basis of Earnings per share and fully diluted earnings per share information is as follows;

Items	Three months ended September 30, 2008
Net income on the statements of income (Millions of Yen)	1,677
Net income attributed to common stock (Millions of Yen)	1,677
Net income not attributed to common stock (Millions of Yen)	—
Average number of common stock outstanding (Thousands of shares)	264,075
Increase of common stock considered in the calculation of fully diluted earnings per share (Thousands of shares)	33,461
Significant changes in the residual securities which are not considered in the calculation of fully diluted earnings per share	—

Subsequent Events

No relevant items

[2] Others

No relevant items

2. Information on the Surety of the Company

No relevant items

Note: The Original Quarterly Securities Report includes the quarterly review by PricewaterhouseCoopers Aarata for the quarterly consolidated financial statements for the three months ended September 30, 2008 and for the six months ended September 30, 2008.

END